UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 000-51635

KODIAK OIL & GAS CORP.
(Translation of registrant’s name into English)

1625 Broadway, Suite 330 Denver, Colorado 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KODIAK OIL & GAS CORP.
Date: April 11, 2006	By:	/s/ Lynn A. Peterson
Name: Lynn A. Peterson Title: President

FOR IMMEDIATE RELEASE:   TUESDAY, APRIL 11, 2006

KODIAK OIL & GAS PROVIDES OPERATIONAL UPDATE AND
ANNOUNCES YEAR-END RESERVE ESTIMATES

DENVER – April 11, 2006 (CNW) – Kodiak Oil & Gas Corp. (TSX Venture: KOG; KOGGF.PK) today provided an update on its drilling and completion activities in the Williston Basin and Green River Basin and its 2005 year-end reserve estimates.

Williston Basin – Montana and North Dakota

Kodiak recently commenced drilling operations on the Kodiak Grizzly #13-6H well (62.5% Working Interest (WI); operated by Kodiak) in McKenzie County, North Dakota. The well is projected to take approximately 45 days to drill. The well is expected to be drilled to an approximate vertical depth of 10,600 feet, with multilateral legs for total measured depth of approximately 22,000 feet to test the oil-prone Bakken Formation. Approximately two miles to the west, the Company is permitting the Grizzly Federal #4-11H well (62.5% WI; operated by Kodiak) which the Company plans to drilled immediately following the Kodiak Grizzly #13-6H well. Completion work continues on the Nielsen #14-12 well (50% WI; operated by Kodiak) in Divide County, North Dakota. Kodiak drilled the well to a vertical depth of 10,750 feet to evaluate the Red River C Formation and is attempting a completion in an interval from 10,656 feet to 10,666 feet.

The Company intends to commence completion work on the Pederson #14-9H well (43.75% WI; operated by Kodiak) in Divide County, North Dakota immediately following work on the Nielsen #14-12. The horizontal well was drilled to an approximate vertical depth of 10,600 feet and a total measured depth of 14,725 feet to test the Red River C Formation.

Permitting is underway on two development locations at the Woodward Field (Wrangler/Lowell prospect area), (50% WI; operated by Kodiak) in Sheridan County, Montana. Kodiak is currently operating four wells in the producing Field and anticipates development drilling to commence in the third quarter. As part of the development program, the Company is planning a 20-square-mile 3-D program in the prospect area during the second quarter of 2006.

Green River Basin — Wyoming

Permitting procedures are in process for two wells on Kodiak’s Vermillion Basin (Pacific Rim project area) acreage in Sweetwater County, Wyoming. The Company anticipates having an approximate 50% working interest in the two wells that will evaluate the potential of the developing deep-gas play in the Baxter Shale and Frontier sandstone at a proposed total depth of 14,000 feet. The Company anticipates that the initial test well will spud in the late second quarter with the second well to spud in the fall of 2006.

The Company intends to participate in up to five wells on its Chicken Springs Prospect (50% WI; non-operator) in Sweetwater County, Wyoming. Drilling permits have been approved by the Bureau of Land Management for these locations and drilling is currently scheduled for mid to late summer. The locations will be drilled vertically and are direct offsets to the Company’s three producing wells in the Field and are intended to develop Almond sands natural gas potential.

Kodiak is permitting four wells on its acreage block in the Masterson/Shiprock area in Sweetwater County, Wyoming. These wells will evaluate the natural gas potential of the Frontier and Muddy Formations at an approximate depth of 8,000 feet. Drilling activity in the prospect area is anticipated to commence in mid summer.

2005 Reserves

Kodiak also announced today its 2005 year-end net proved reserves of six billion cubic feet equivalent, which marks the first year of proved reserves for the Company. Kodiak’s estimated present value of the net proved reserves, discounted at 10% per annum and before the impact of income taxes, or PV-10, at year-end was $18.2 million. Approximately 79% of proved reserves categorized as proved developed producing and 21% are proved undeveloped. The 2005 PV-10 calculation used year-end commodity prices of $58.80 per barrel of crude oil and $8.06 per Mcf of natural gas. The proved reserves are comprised of 48% natural gas and 52% crude oil. Reserve estimates for 2005 were prepared by the Company’s independent reserve engineering consultants, Sproule Associates Inc. and conform to the definition as set forth in SEC Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting bulletins. The proved reserves are also in accordance with Financial Accounting Standards Board Statement No. 69 requirements. The Canadian N1 51-101 report is being prepared and further disclosure will follow.

Management Comment

Lynn Peterson, President and CEO of Kodiak Oil & Gas commented: “We are putting capital to work immediately through our most active drilling program in Company history. Our 2006 drilling program should provide our engineers and geologists with critical data which will allow us to assess and refine our geological model and help us identify growth opportunities within our leasehold. Initial reserves provide Kodiak with a foundation and a benchmark going forward. Growing Kodiak into a leading Rockies exploration company has always been our goal and we feel our mix of oil and gas projects is particularly fortuitous in this time of the commodity price cycle.”

About Kodiak Oil & Gas Corp.

Kodiak Oil & Gas, headquartered in Denver, is an independent energy exploration and development company focused on exploring, developing and producing oil and natural gas in the Williston and Greater Green River Basins in the U.S. Rocky Mountains. The common shares of the Company are listed for trading on the TSX Venture Exchange under the symbol “KOG” and the U.S. symbol “KOGGF.”

Forward-Looking Statements

This press release includes statements that may constitute “forward-looking” statements, usually containing the words “believe,” “estimate,” “project,” “expect” or similar expressions, including the Company’s expectations regarding the amount of capital resources available to the Company to fund its planned capital expenditures and the application of such capital resources; estimates of future production and reserves; and the Company’s expectations regarding the nature, timing and success of its exploration and drilling programs. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, fluctuations in the prices of oil and gas; risks inherent in the oil & gas industry, such as operational risks in exploring for, developing and producing oil and natural gas; uncertainties inherent in estimating quantities of oil and gas reserves and projecting future rates of production and the timing and cost of exploration and development activities; competition; operating risks; acquisition risks; liquidity and capital requirements; the effects of governmental regulation; adverse changes in the market for the Company’s oil and gas production; dependence upon third-party vendors; and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:
Mr.  Lynn A. Peterson, President, Kodiak Oil & Gas Corp., +1-303-592-8075
Mr. David Charles, EnerCom, Inc. +1-303-296-8834
Ms. Heather Colpitts, Associate Account Manager, CHF Investor Relations, +1-416-868-1079 x.223

If  you would like to receive press releases via email contact Heather Colpitts (heather@chfir.com) and specify “Kodiak releases” in the subject line.